September 14, 2007

BY EDGAR AND OVERNIGHT DELIVERY

Mr. Paul Cline
Senior Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 4561
100 F Street, N.E.
Washington, DC 20549

Re:          BNCCORP, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006, filed March 28, 2007
Form 10-Q for the Quarter Ended March 31, 2007, filed May 14, 2007
File No. 001-16527

Dear Mr. Cline:

On behalf of BNCCORP, Inc. (“BNC,” “the Company” “we,” “us,” or “our”), I am pleased to submit this response to the comments of the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) concerning the above-referenced Form 10-K and Form 10-Q, as set forth in your letter dated August 15, 2007. To assist the staff with its review, we will separately deliver a copy of this letter to you and Mr. Volley.

For your convenience, the text of your comments is set forth below in bold and our responses follow. In addition, where appropriate, we have included language setting forth the disclosure we would propose to make to address your comments.

1.           You disclose that in determining your allowance for loan losses you consider the extent and nature of waivers of loan policies. Please revise to disclose the following:

a.	the loan policies typically waived;
b.	the reasons you waive your loan policies;
c.	the internal controls you maintain to monitor this activity; and
d.	for periods presented, the amount of loans originated in which you waived a loan policy.

The Company has both policies and guidelines that are applicable to its lending practices.  The disclosure noted by the staff may be overbroad because we have not distinguished between loan policies and guidelines. Core loan policies are not waived (e.g., executed promissory notes, adherence to credit approval authority limits, borrowers must be of legal age, etc.).  However, guidelines are varied.  Examples of guidelines that may be varied include debt service ratios, collateral coverage requirements, leverage ratios and borrower equity levels. As a bank focused on making commercial business loans, we routinely negotiate the structure and terms of our loans with our customers.  This process may result in variances from our lending guidelines. We permit such variances because there are mitigating circumstances that, when considered, we believe still constitute sound underwriting. (We believe this process is customary in the banking industry.)

For each loan originated, we identify variances from our guidelines in the approval documents, but we do not originate loans when the variances are considered to materially weaken the credit. We do not accumulate the total variances existing in our portfolio, or total variances on loans originated in any specific period, because it is impractical to do so and deemed unnecessary as we believe the individual variances do not undermine the underwriting process.  However, we recognize guidelines serve a valid purpose and, therefore, include a component in our qualitative reserve related to variances from guidelines.

In order to address the Staff’s comments, we propose to modify the summary of significant accounting policies to discuss qualitative factors to the extent needed to present accounting policies. In management’s discussion and analysis we will add the following in our future filings:

“We consider qualitative factors in evaluating the allowance for credit losses. Qualitative factors we consider include the general economic environment in our markets; state of certain industries in our market areas; and pace of growth in our portfolio. In estimating the portion of our allowance allocated to the qualitative reserve we also consider inherent risks associated with loan size, complexity, structure, and variances from underwriting guidelines granted in the underwriting process. When we underwrite and originate loans we may grant variances from specific underwriting guidelines but only when other underwriting factors mitigate the risk of such variances.”

2.           Please revise your disclosures here and on page 32 to provide for expanded discussions of your loan participation activities, including the selling of participations disclosed here and the selling of participations disclosed on page 32. In your revisions, clarify how you account for each activity in your financial statements and the authoritative basis on which you rely in determining the appropriateness of your accounting.

On page 55 of the Form 10-K, the noted language refers to participating interests that have been purchased. These transactions are between BNC and mortgage banking counterparties. There are two financial instruments. The first instrument is the loan from our counterparties to their customers, which the counterparties continue to own. Legal counsel has reviewed the underwriting documents to confirm the counterparty remains the legal owner of the loan. The second financial instrument is the participating interest in the loan between BNC and the counterparty. Legal counsel has reviewed the underwriting documents to confirm we purchase participating interests.

Our counter parties retain the marketing risk and reward associated with the mortgage banking industry (i.e. increases and decrease in commitments to originate and sell loans and potential gains or losses on loans held for sale.). The primary risk to BNCC is the risk of default by our counterparty.

As a result of the slowdown in the housing sector, the balance of our participating interests has declined significantly since year end. The balance as of August 31, 2007 was $18.1 million.

Our current disclosure is below.

“The Bank purchases participating interests in mortgage loans owned by mortgage banking counter parties. The participating interests are generally outstanding for a short duration as the funds are advanced to finance loans closed by the counterparties and are repaid when the counterparties sell the loans. The participating interests are carried at the outstanding amount of principle loaned to the counterparties. An allowance for losses is estimated on the participating interests and is included in the allowance for credit losses.”

We further believe the current disclosure is accurate and adequate and in accordance with SFAS no.140, SFAS No. 5 and SFAS No.114. .

On page 32 we discuss participations sold.  In order to address the Staff’s comments, we propose to revise our disclosure in future filings to read as follows:

“Pursuant to our lending policy, loans may not exceed 85% of the Bank’s legal lending limit (except to the extent collateralized by U.S. Treasury securities or Bank deposits) unless the Bank’s Chief Credit Officer or the Executive Credit Committee grant prior approval. To accommodate customers whose financing needs exceed lending limits and internal restrictions, the Bank sells loan participations to outside participants without recourse.

The sales of participations are accounted for pursuant to SFAS No. 140.”

3.           You disclose that loan fees representing adjustment to yield are generally deferred and amortized into interest income over the term of the loan using the interest method. Please revise to disclose which fees are not deferred and tell us the accounting guidance on which you rely for this policy. Also, for each period presented, quantify the amount of loan fees not deferred.

We have used the term “general” because it is our policy to defer origination fees for all loans, (excluding loans originated and held for sale in which case fees are included in the calculation of gain or loss on sale) when the origination fee is in excess of $3,500 and amortize the origination fee, net of direct costs incurred to originate, as an adjustment to yield.

The total gross fees recognized in interest income because individual origination fee was below the threshold were $105,621 in 2004 (315 loans, average fee $335.); $126,852 in 2005 (290 loans, average fee $437) and $73,890 in 2006 (276 loans, average fee $267).

In response to the Staff’s comments, we propose to revise our disclosure in future filings to read as follows:

“Loan origination fees and costs incurred to extend credit are deferred and amortized over the term of the loan as an adjustment to yield using the interest method, except where the net amount is immaterial.”

4.           Please revise to clarify how your policy to defer loan commitment fees and amortize into non-interest income on a straight-line basis over the commitment period is consistent with paragraph 8 of SFAS No. 91.

We may have misused the term “loan commitment fees” in the disclosure regarding deferring loan commitment fees noted by the staff.  We were referring to non-usage charges assessed to customers when they do not use a line of credit.

Non-usage charges are determined periodically, typically monthly - but occasionally quarterly, on a retrospective basis. When the lines have not been used and when permitted pursuant to loan terms, we charge a non-usage fee. The non-usage fees recognized in 2004, 2005 and 2006 were $102,556, $89,488 and $30,985, respectively. These fees are recorded in non-interest income. We believe this policy is consistent with paragraph 8.b. within SFAS No. 91.

In response to the Staff’s comments, we propose to revise our disclosure in future filings to read as follows:

“The Company occasionally originates lines of credit where the customer is charged a non-usage fee if the line of credit is not used. In such instances, we periodically review use of lines on a retrospective basis and recognize non-usage fees in non-interest income.”

5.           Please revise to disclose which loan fees do not represent adjustments of yield and are recorded in non-interest income. Clarify in your revisions the accounting guidance on which you rely for this policy.

Other than the fees discussed in item 4 above, we are aware of one instance where a significant loan fee was charged and recorded in non-interest income. This instance is discussed below.

In early 2006 a loan matured and we granted a short extension. An extension fee was charged to the customer and recognized as an adjustment to yield over the extension period. After the initial extension, we granted a second extension; the extension fees were recognized similarly.

As 2006 continued, the customer requested a final extension, it was granted but we were not entitled to a fee until take out financing was arranged. Because the loan had been extended repeatedly, we could not accurately determine how long it would take for financing to be arranged and concluded it was appropriate to defer recognition of this fee until receipt. When we were refianced out of the loan in the first quarter of 2007, we recognized this fee, approximately $176,000, in the other non-interest income

The Company believes revisions discussed in response to items 4 address recurring matters. But, when significant loan fees are recognized in non-interest income we will consider disclosure depending on facts and circumstances. For item that recently occurred, the Company will revise its disclosure in future filings. A draft of the proposed disclosure is included below for your review:

“When we were taken out of a loan in the first quarter of 2007, the Company received a fee of approximately $176,000. This fee was recognized on a cash basis in non-interest income because we could not reasonably estimate when receipt would occur.

6.           Please revise to provide a table of available-for-sale investments with gross unrealized losses and the length of time that individual securities have been in a continuous loss position as of each balance sheet date presented. Refer to paragraph 21 of EITF 03-01.

In the Form 10-K we inadvertently omitted the tabular disclosure referred to above as of December 31, 2005. This table was presented in 2005 10-K, but not carried forward. In future filings we will present the table for each balance sheet date presented.

7.           Please amend your Form 10-q for the fiscal quarter ended March 31, 2007 to report BNC Insurance Services, Inc. as held for sale and presented as discontinued operations. Refer to SFAS 144.

We considered SFAS No. 144 when we prepared the Form 10-Q and in connection with the sale BNC Insurance.  Specifically, we considered criteria a through f in paragraph 30 to determine when BNC Insurance should be classified as held for sale. We concluded that criteria d would not be met until we had received shareholder approval of the transaction.

In order for the shareholders to approve the sale, an affirmative vote from holders of a majority of our outstanding stock was required.  Because we have had a meaningful number of shareholders withholding votes in the past or voting against our board’s recommendations, we had substantial concern that we would be able to obtain shareholder approval. For example, at our annual meeting held on June 14, 2006 less than 50% of our outstanding stock voted in favor of an incentive plan proposal.

We also knew if one significant shareholder did not vote in favor of the transaction, shareholder approval would not be obtained. As of March 31, 2007, we did not know how this shareholder would vote.

Because we had substantial doubt that the shareholders would approve the transaction, management also hired a proxy solicitor to increase the likelihood of an affirmative vote.

Because we had substantial doubt that the shareholders would approve the transaction, we could not conclude the sale was probable of occurring until shareholder approval was obtained.  We presented discontinued operations in the quarter shareholder approval for the transaction was obtained.

We also were concerned that criteria a had not been met because shareholder approval was required.

We contemporaneously consulted with our auditors regarding our assessment of held for sale. They concurred with our conclusions.

8.           We note in your Form 10-Q for the period ended June 30, 2007 that you separately identify changes in operating accounts and investing activities related to discontinued operations in the statements of cash flows. In your amended Form 10-Q, please clarify why you did not separately identify cash flows from the discontinued operations related to your financing activities and confirm, if true, the changes in operating accounts line item include all operating cash flows associated these operations. Additional information is available on Section II.C.I. of the November 30, 2006 Current Accounting and Disclosure Issues in the Division of Corporate Finance Outline available on the SEC’s web-site.

The change in operating accounts of discontinued operation included in the operating section of the cash flows statement include all of the operating cash flows of the discontinued operations.

The cash flows from discontinued operations presented in the investing activities section of the cash flows statement include all proceeds from the sale of the discontinued operations.

We did not present cash flows from discontinued operations in the financing section of the cash flows section of the of the cash flows statement because there are were no material cash inflows or outflows resulting from financing activities of the discontinued operations. Financing activity in the discontinued operations consists of notes payable outstanding aggregating $ 445,612as of June 30, 2007. In the quarter ended June 30, 2007 we made payments of $ 56,555 to reduce these notes.

9.           Beginning with Form 10-Q for the period ending September 30, 2007 and in all future Forms 10-Q, please revise to include the disclosure requirements of Items III and IV of Industry Guide 3. We note the significant changes to your loan portfolio and believe that these disclosures are material to your business.

In all future Form10-Qs, we will include the information noted by the staff contained in Items III and IV of Industry Guide 3.

We have discussed our response with KPMG LLP, our independent accountants. They concur with our positions.

In addition to the responses above, we also acknowledge that:

•	BNC is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	BNC may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding our response, please do not hesitate to call me at 612-305-2213.

Sincerely,

/s/ Timothy  J. Franz
Timothy J. Franz
Chief Financial Officer
BNCCORP, Inc.

cc:           Michael Volley
Michael J. Wiskirchen, partner KPMG LLP
William B. Masters, SEC counsel, Jones Walker et al.